Edward A. King	Goodwin Procter LLP
617.570.1346	Counsellors at Law
eking@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
VIA EDGAR AND OVERNIGHT COURIER
July 19, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Barbara C. Jacobs

Re:	Virtusa Corporation Amendment #3 to Registration Statement on Form S-1, filed July 3, 2007 File No. 333-141952
     This letter is being furnished on behalf of Virtusa Corporation (the “Company”) in response to comments contained in the letter dated July 13, 2007 (the “Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kris Canekeratne, Chairman and Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-141952) (the “Registration Statement”), which was filed with the Commission on July 3, 2007. Amendment No. 4 to the Registration Statement (“Amendment No. 4”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on July 19, 2007. For your convenience, we will supplementally provide the Staff via overnight courier four (4) copies of Amendment No. 4, which have been marked to show the changes to the Registration Statement.
     The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized, and all page references in the Company’s response are to Amendment No. 4 as marked. Copies of this letter will also be provided to Rebekah Toton of the Commission. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.
     For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the description of the Staff’s comments refer to Amendment No. 3 to the Registration Statement, and page references in the responses refer to Amendment No. 4.

Form S-1/A
General
1.	We note that part of the over-allotment shares will be offered on behalf of certain selling shareholders, but that information regarding such selling shareholders has not yet been included on page 115. Please ensure that all required Item 507 information is provided for the selling shareholders, including natural person disclosure and any broker-dealer affiliation, and that you allow us sufficient time to review such information prior to requesting acceleration of the registration statement.

RESPONSE: The prospectus contained in Amendment No. 4 has been revised on pages 116-117 in response to the Staff’s comment.
Risk Factors, page 7
“Our management has limited experience managing a public company...”, page 14
2.	Please refer to prior comment 13 from our letter dated May 8, 2007. We are continuing to evaluate this issue. In this regard, your response states that any periodic reporting requirement that might have arisen had you filed a Form 10 in July 2003 would have terminated on July 8, 2005, when you reduced your number of equity holders to less than 300. However, it would seem that such termination would have required the filing of a Form 15. Absent such filing, it is not clear that you had no obligation to file an annual report for your last fiscal year. Please expand your analysis given in response to our prior comment to address the manner in which any reporting obligations would have terminated in July 2005.

RESPONSE: The Company supplementally advises the Staff that it does not believe that it has ever been required to file periodic reports with the Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this regard the Company notes that Section 13(a), by its terms, applies to securities actually registered under Section 12 of the Exchange Act. Although the Company may have been required to file a Form 10 more than four (4) years ago in July 2003 under Section 12(g) of the Exchange Act, such filing was never made or declared effective by the Commission. Accordingly, a pre-condition to the periodic reporting requirements of Section 13(a) was not met. Because the Company was never actually subject to the reporting requirements of Section 13(a), no filing on Form 15 should have been necessary. If the Commission were to take the position that (i) the Company’s outstanding options constitute a class of equity securities for purposes of Section 12(g) of the Exchange Act and (ii) the Company became subject to the reporting requirements of Section 13(a) of the Exchange Act, notwithstanding that a Form 10 was never filed or declared effective by the Commission, the filing of a Form 15 should not then be necessary to terminate such periodic reporting obligations. Moreover, it is unclear on what basis the Company could have filed, in July 2005 or anytime thereafter, any such Form 15, which is a certification and notice of termination of registration under Section 12(g) of the Exchange Act, when no Section 12(g) registration actually existed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 4
3.	Please refer to prior comment 5 from our letter dated June 26, 2007. We note your revised disclosure that provides more detailed descriptions of the performance metrics evaluated by management. However, we continue to believe that your discussion of these metrics should provide some level of qualitative and/or quantitative disclosure to address the trends of these metrics over time and an analysis regarding how such changes in these metrics have impacted your business and financial condition over time. Investors should be provided with sufficient data to evaluate your business and financial condition within the context of the metrics used by management.

RESPONSE: The prospectus contained in Amendment No. 4 on pages 42-44 has been revised in response to the Staff’s comment. The Company supplementally advises the Staff that it has added qualitative and quantitative disclosures addressing the trends of its performance metrics over time and analysis regarding how changes in these metrics have impacted its business and financial condition.

The Company respectfully advises the Staff that it has excluded quantitative disclosures of its realized billing rates because the Company believes that quantitative disclosure of this operating metric is highly confidential and disclosure of such metric would compromise the Company’s ability to negotiate with its customers and cause competitive harm. The Company believes that the qualitative analysis it has disclosed with respect to realized billing rates provides investors with sufficient data to evaluate the Company’s business and financial condition within the context of the metrics used by management.
Critical Accounting Policies and Estimates
Share-based compensation, page 46
4.	Please refer to comments 1 and 2 in our letter dated June 29, 2007. We note from your letter dated July 6, 2007 that you have determined the estimated IPO price range to be between $4.47 and $5.10 per share on a pre-split basis. Please update your disclosures for the estimated IPO price range. We may issue additional comments related to this matter.

RESPONSE: The prospectus contained in Amendment No. 4 has been revised on pages 51-53 in response to the Staff’s comment.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue Recognition, page F-14
5.	Please refer to comment 3 in our letter dated June 29, 2007. Your response indicates that you are using the proportionate delivery model to measure progress toward completion on fixed-price arrangements pursuant to SOP 81-1. This appears contrary to your revenue recognition policy which indicates that you are applying the percentage of completion method. Confirm that the application of the percentage-of-completion method approximates the benefits delivered to a customer similar to the results that would result from the application of the proportional performance model. That is, confirm that the use of efforts incurred represents an input measure is a surrogate for an output measure that would be used in a proportional performance model. In addition, your response to prior comment 40 in your letter dated May 25, 2007 indicates that you incur higher cost per team member during the initial phase of a contract. Please indicate how this occurrence effects your measurement of revenue earned using the percentage of completion method versus the application of the proportional performance method. Is the cost incurred in learning the company’s environment a revenue earning effort? Do you exclude such cost when measuring revenue earned in your model? Please advise.
RESPONSE: The Company respectfully advises the Staff that in response to comment No. 3 in its response letter to the Staff, dated July 3, 2007, the Company inappropriately used the phrase “proportionate delivery model” to enhance its description of how it measures progress toward completion on fixed-priced arrangements pursuant to SOP 81-1. The Company acknowledges that the use of this phrase was incorrect. The Company uses the percentage of completion method in accordance with SOP 81-1 to recognize revenue with respect to fixed-price contracts as disclosed in its revenue recognition policy beginning on page F-14 of the consolidated financial statements. Upon acceptance of a fixed-price client engagement, the Company’s IT professionals incur effort to learn the client’s IT environment relating to the specific engagement. This knowledge gathering and IT environment assessment process is a critical contractual requirement pursuant to all of its fixed-price engagements. Consequently, in accordance with paragraph .04 of SOP 81-1, it is a revenue earning effort for all of the Company’s fixed-price engagements and it includes such efforts when measuring revenue earned in its model, which is the percentage of completion method under SOP 81-1.
Note 13. Commitments and Guarantees, page F-36
6.	Please refer to comment 8 in our letter dated June 29, 2007. Please explain why the contingency related to the transfer pricing matter is not disclosed in the financial statements, and revise accordingly. You should disclose both the nature of the accrual and the amount that has been accrued. You should also consider disclosing the range of possible loss. Refer to SFAS 5.

RESPONSE: The Company respectfully advises the Staff that the contingency related to the transfer pricing matter was not previously disclosed in the financial statements as the accrued amount of $0.4 million was not considered by management to be material to the March 31, 2007 consolidated financial statements, taken as a whole. The Company further advises the Staff that both the nature and amount of the India transfer pricing accrual were previously disclosed on page 25 of the prospectus contained in Amendment No. 4, which outlines the potential negative impact on earnings and cash flow due to the risk of interest, penalty, as well as litigation and other costs of pursuing appeals related to defending the Company’s transfer pricing policies against challenges from individual taxing jurisdictions.

However, in response to the Staff’s comment, the prospectus contained in Amendment No. 4 has been revised on page F-33, to add disclosure of both the nature and amount of the accrual related to the India transfer pricing matter. The Company did consider disclosing the full range of possible losses that were computed in relation to the transfer pricing matter; however, pursuant to SFAS 5 paragraph 10, an unaccrued loss shall be disclosed only when there is at least a reasonable possibility that a loss has occurred. Due to the mutual agreement procedures offered through the Competent Authority process participated in by India and the United States, it is not reasonably possible that any loss greater than $0.4 million will ultimately be incurred. The Competent Authority process is expected to fully protect the Company from any double taxation, either through a corresponding U.S. tax deduction or foreign tax credits, and as such, the likelihood of an unfavorable outcome is considered to be remote. Despite the high probability of success through the Competent Authority, the Company recorded the $0.4 million accrual because management has decided that the Company would consider forfeiting its Competent Authority rights if a reduced assessment were issued by the India Income Tax Department. Any final assessments over $0.4 million would be vigorously contested to the extent of the Company’s rights under the United States/India Double Taxation Treaty.
* * *

If you require additional information, please telephone either John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1346.

Sincerely,

/s/ Edward A. King
Edward A. King, Esq.

cc:	Kris Canekeratne Paul D. Tutun, Esq. Virtusa Corporation John J. Egan III, Esq. Goodwin Procter LLP